January 9, 2024

Filed via EDGAR
Sonia Bednarowski, Sandra Hunter Berkheimer,
David Irving and Robert Telewicz
U.S. Securities and Exchange Commission
Division of Corporation Finance – Office of Crypto Assets
100 F Street, NE
Washington, DC 20549

Subject:	Franklin Templeton Digital Holdings Trust (the “Trust”)
Amendment No. 4 to Registration Statement on Form S-1
(File No. 333-274474)

Dear Ms. Bednarowski, Ms. Berkheimer, Mr. Irving and Mr. Telewicz:

On behalf of the Trust, submitted herewith via the EDGAR system are the responses to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) provided via written correspondence dated January 8, 2024 with regard to the Trust’s pre-effective Amendment No. 3 to its Registration Statement on Form S-1 (the “Registration Statement”) with respect to the Franklin Bitcoin ETF series of the Trust (the “Fund”), which was filed with the Commission on January 8, 2024 under the Securities Act of 1933 (the “1933 Act”).  The Staff’s comments are summarized below, followed by the Trust’s responses thereto.  Terms not defined herein have the meaning set forth for that term in the Registration Statement.

Amendment No. 3 to Registration Statement on Form S-1 General

1.	Comment: In order to meet your anticipated timing, please respond to these comments and amend your registration statement no later than 10:00 a.m. (EST) on January 9, 2024.

Response: The Trust acknowledges the above comment and so confirms it will respond to the comments and amend its registration statement by the aforementioned date/time.

2.
Comment: Please revise your disclosure to clarify whether and to what extent any of the Bitcoin Trading Counterparties are affiliated with or have any material relationships with any of the Authorized Participants.

Response:  As disclosed in the Registration Statement, Jane Street Capital, LLC has executed an Authorized Participant Agreement with the Sponsor and Administrator with respect to the Trust and Fund.  The Registration Statement also identifies JSCT, LLC as a Bitcoin Trading Counterparty.  As requested, the Trust has added disclosure to the Registration Statement that Jane Street Capital, LLC and JSCT, LLC are under common control and ownership.

Cover Page

3.
Comment: Refer to your response to comment 2. We continue to note that your registration statement includes a number of blanks or bracketed information. For example purposes only, please revise your disclosure on the cover page to disclose the amount of cash paid to the Seed Capital Investor for the redeemed Initial Seed Shares and disclose the price per Share of the Seed Creation Units and the aggregate price of the Seed Creation Units. In addition, the fact sheet attached as Exhibit A to your response letter indicates that the Sponsor Fee is 0.39% of the net asset value of the fund but your prospectus indicates that it is 0.29% of the net asset value of the fund. Please revise for clarity and consistency.

Response: The Trust confirms that it has filled in any remaining outstanding information that was in brackets or blank, including updating disclosure on the cover page to disclose the amount of cash paid to the Seed Capital Investor for the redeemed Initial Seed Shares and disclosing the price per Share of the Seed Creation Units and the aggregate price of the Seed Creation Units. With respect to the proposed fact sheet, please see an updated Exhibit A attached hereto with the accurate sponsor fee (0.29%).  The Trust notes that the proposed fact sheet is not intended to be published on the Fund’s website until after March 31, 2024. Accordingly, the attached is an example of the fact sheet content in draft form which omits certain performance and other information that is not yet available as the Fund has not yet commenced operations.

Prospectus Summary
Key Service Providers - The Sponsor, Trustee, Custodians, Administrator, Marketing Agent and
Trade Credit Lender, page 1

4.
Comment: Refer to your response to comment 5 and your disclosure that "[t]he Fund may borrow bitcoin or cash as trade credit ('Trade Credit') from Coinbase Credit, Inc. (the “Trade Credit Lender”) on a short-term basis pursuant to the Coinbase Credit Post-Trade Financing Agreement (the “Trade Financing Agreement”)." Please revise your disclosure on page 3 to clarify, if true, that, with the exception of the transactions with the Trade Credit Lender, neither the Fund, Sponsor, Prime Broker nor any other entity is permitted to loan, pledge, hypothecate or re-hypothecate any of the Fund's assets.

Response: The Trust has revised the above-referenced disclosure as requested, as follows:

Except for transactions with the Trade Credit Lender, the Fund’s assets may not be loaned, pledged, hypothecated or re-hypothecated by any entity, including the Fund, Sponsor, Prime Broker or Bitcoin Custodian.

The Offering
Forks, page 10

5.
Comment: Refer to your response to comment 8. Please revise your disclosure on pages 10, 20, 39 and throughout to clarify that with respect to any fork, airdrop or similar event the Sponsor will cause the Fund to irrevocably abandon the Incidental Rights or IR Virtual Currency, and, in the event that the Fund seeks to change this position, an application would need to be filed with the SEC by your listing exchange seeking approval to amend its listing rules.

Response: The disclosure has been revised as requested.

Risk Factors, page 13

6.	Comment: Please add risk factor disclosure addressing the risks related to your Authorized Participants acting in the same capacity for several competing products.

Response: The disclosure has been revised as requested.

Business of the Fund
Net Asset Value, page 57

7.
Comment: Refer to your response to comment 10. We note that the five-step methodology you describe on page 58 differs from the five-step methodology described on Lukka Prime's website at https://lukka.tech/fair-value-accounting-for-actively-traded-crypto-assets/. Please advise or revise your disclosure as necessary. In addition, please revise to clarify what you mean by your disclosure regarding Step 1 that the executed transaction from eligible exchanges are "consumed" by Lukka. Further, please disclose how the Sponsor will notify investors of any material adjustments to the Secondary Index, including a change in methodology or a change in the exchanges, and disclose here and in your risk factor on page 24 the date that the Secondary Index was first launched.

Response:  The Trust notes that the Lukka Digital Asset Reference Rate – Bitcoin is the Secondary Index, not Lukka Prime (i.e., the above referenced website relates to Lukka Prime not Lukka Digital Asset Reference Rate – Bitcoin).  The Trust confirms that the disclosure accurately describes the methodology of the Secondary Index.  The above cited reference to “consumed” has been changed to “collected.”  As requested, the Trust has added disclosure to the Registration Statement that specifies how the Sponsor will notify investors of material changes to the Secondary Index.  As requested, the Trust has added disclosure to the Registration Statement that identifies the date that the Secondary Index was first launched (March 15, 2022) as well as corresponding risk disclosure.

Description of the Shares and the Trust
Amendments to the Declaration of the Trust, page 68

8.
Comment: Refer to your response to comment 13. Please tell us why you believe that it is not necessary to notify Shareholders of material changes to the Declaration of Trust in a Current Report on Form 8-K or revise your disclosure on page 68 accordingly.

Response: The disclosure has been revised to read as follows:

Shareholders will be notified in a prospectus supplement, in the Fund’s periodic reports, and/or on the Sponsor’s website for the Fund of a material amendment to the Declaration of Trust.

Limitations of the Right to Bring Derivative Actions, page 68

9.	Comment: Refer to your response to comment 13. Please revise your disclosure on page 68 to describe the Share ownership requirements to bring a derivative action.

Response: The disclosure has been revised as requested.

U.S. Federal Income Tax Consequences, page 88

10.	Comment: Refer to your response to comment 20. Please revise to clearly state that the disclosure in this section is the opinion of Stradely, Ronon Stevens & Young LLP.

Response: The disclosure has been revised as requested.

Please do not hesitate to contact J. Stephen Feinour, Jr. at (215) 564-8521 if you have any questions or wish to discuss any of the above responses presented above.

Very truly yours,

/s/ Navid J. Tofigh
Navid J. Tofigh
Vice President and Secretary of Franklin Holdings, LLC, Sponsor of the Trust

cc:	Julie Patel, Franklin Templeton
J. Stephen Feinour, Jr., Stradley Ronon Stevens & Young, LLP
Miranda Sturgis, Stradley Ronon Stevens & Young, LLP

Exhibit A

Franklin Bitcoin ETF (EZBC)

FRANKLIN TEMPLETON

Digital Assets | Fact Sheet as of March 31, 2024

Investment Overview

EZBC seeks to reflect generally the performance of the price of bitcoin before payment of the fund's expenses.

- **SIMPLIFIED ACCESS:** Convenient and cost-effective, lowering the barrier of entry into the crypto market.
- **CREDIBILITY:** Offered by Franklin Templeton, a trusted partner to clients for 75 years, custodied by Coinbase, and registered under the Securities Act of 1933.
- **EMERGING OPPORTUNITY:** Exposure to an emerging asset class still early in its adoption cycle, with the potential for attractive returns for risk-tolerant investors willing to embrace volatility.

Before you invest, for more complete information about the Fund and this offering, you should carefully read the Fund's prospectus. The Fund is not an investment company registered under the Investment Company Act of 1940 (1940 Act), and therefore is not subject to the same regulatory requirements as mutual funds or ETFs registered under the 1940 Act. The Fund is not a commodity pool for purposes of the Commodity Exchange Act (CEA) and accordingly is not subject to the regulatory protections afforded by the CEA.

Growth of $10,000

Inception through March 31, 2025

Market Price Returns, assuming dividends reinvested

$14,130
16K
14K
12K
10K
8K
6K
4K
2K
0K
Chart displays after 1yr.
Data pending

The Growth of $10,000 chart reflects a hypothetical $10,000 investment based on Market Price. Fund expense, including sponsor fee and other expenses were deducted.

Total Returns (%)

	Cumulative			Average Annual					Inception
	3-Mth	6-Mth	YTD	1-Yr	3-Yr	5-Yr	10-Yr	Since Inception	Date
NAV Returns	—	—	X	—	—	—	—	—	1/11/24
Market Price Returns	—	—	X	—	—	—	—	—	1/11/24
Benchmark	—	—	X			—	—	—	—

Data pending

Calendar Year Total Returns (%)

	2023	2022	2021	2020	2019	2018	2017	2016	2015	2014
NAV Returns	—	—	—	—	—	—	—	—	—	—
Market Price Returns	—	—	—			—	—	—	—	—
Benchmark	—	—	—	—	—	—	—	—	—	—

Data pending

Performance data represents past performance, which does not guarantee future results. *Current performance may differ from figures shown. The Fund's investment return and principal value will change with market conditions, and you may have a gain or a loss when you sell your shares. An investor cannot invest directly in an index, and unmanaged index returns do not reflect any fees or expenses. Brokerage commissions and fund expenses will reduce returns. Please call Franklin Templeton at (800) DIAL BEN/(800) 342-5236 or visit franklintempleton.com for the most recent month-end performance.*

Net Asset Value (NAV) returns are based on the NAV of the ETF; Market Price returns are based upon the official closing price of the ETF's shares. Returns are average annualized total returns, except for those periods of less than one year, which are cumulative. Market Price returns are calculated using the closing price as of 1 p.m. Pacific time on each trading day (when NAV is normally determined for most Funds), and do not represent the returns you would receive if you traded shares at other times.

The Fund's only ordinary recurring expense is the Sponsor's annual fee applied to the NAV of the Fund. The Sponsor's annual fee accrues daily and is payable by the Fund monthly in arrears. The Fund's expenses will reduce the NAV of the Fund.

Franklin Holdings, LLC is the Fund's Sponsor (the "Sponsor"). The Fund is a series of Franklin Templeton Digital Holdings Trust (the "Trust"). The Trust is a Delaware statutory trust that was formed on September 06, 2023. Shares of the Fund are not obligations of, and are not guaranteed by, the Sponsor or any of its subsidiaries or affiliates. The Bank of New York Mellon, or "BNYM," is the Administrator (the "Administrator") and Transfer Agent (the "Transfer Agent") of the Fund. BNYM also serves as the custodian of the Fund's cash, if any. Coinbase Custody Trust Company, LLC serves as the Custodian (the "Custodian") of the Fund's bitcoins. Delaware Trust Company, a subsidiary of the Corporation Services Company, is the sole trustee of the Trust (the "Trustee"). Franklin Distributors, LLC, an affiliate of the Sponsor, is the Fund's marketing agent (the "Marketing Agent").

Fund Overview

Fund Inception Date	01/11/2024
Sponsor Fee	0.29%
ETF Category	Passive
Asset Class	Alternatives
Listed Exchange	Cboe
Cboe Ticker	EZBC
CUSIP	354 921 108
ISIN	US3549211080
Administrator	Bank of New York Mellon
Trustee	Delaware Trust Company
Auditor	PricewaterhouseCoopers
Bitcoin Custodian	Coinbase Custody Trust Company, LLC
Marketing Agent	Franklin Distributors, LLC

Benchmark(s)

CME CF Bitcoin Reference Rate

Fund Characteristics

	Fund
Total Net Assets	$TBD Million

tel: (800) DIAL BEN/342-5236 | franklintempleton.com

Not FDIC Insured | May Lose Value | No Bank Guarantee

Franklin Bitcoin ETF (EZBC) as of March 31, 2024

What should I know before investing?

All investments involve risks, including possible loss of principal. Before you invest, for more complete information about the Fund and this offering, you should carefully read the Fund's prospectus.

The Fund is not an investment company registered under the Investment Company Act of 1940 (1940 Act), and therefore is not subject to the same regulatory requirements as mutual funds or ETFs registered under the 1940 Act. The Fund is not a commodity pool for purposes of the Commodity Exchange Act (CEA) and accordingly is not subject to the regulatory protections afforded by the CEA. **The Fund holds only bitcoin and cash and is not suitable for all investors.** The Fund is not a diversified investment and, therefore, is expected to be more volatile than other investments, such as an investment in a more broadly diversified portfolio. **An investment in the Fund is not intended as a complete investment plan.** An investment in the Fund is subject to market risk with respect to the digital asset markets. The trading price of the bitcoin held by the Fund may go up and down, sometimes rapidly or unpredictably. The value of the Fund's Shares relates directly to the value of bitcoins, which has been in the past, and may continue to be, highly volatile and subject to fluctuations due to a number of factors. Extreme volatility in the future, including substantial, sustained or rapid declines in the trading prices of bitcoin, could have a material adverse effect on the value of the Shares and the Shares could lose all or substantially all of their value. **Competitive pressures may negatively affect the ability of the Fund to garner substantial assets and achieve commercial success. Digital assets represent a new and rapidly evolving industry**, and the value of the Fund's Shares depends on the acceptance of bitcoin. Due to the unregulated nature and lack of transparency surrounding the operations of digital asset exchanges, which may experience fraud, manipulation, security failures or operational problems, as well as the wider bitcoin market, the value of bitcoin and, consequently, the value of the Shares may be adversely affected, causing losses to Shareholders. **Digital asset markets in the U.S. exist in a state of regulatory uncertainty**, and adverse legislative or regulatory developments could significantly harm the value of bitcoin or the Shares, such as by banning, restricting or imposing onerous conditions or prohibitions on the use of bitcoins, mining activity, digital wallets, the provision of services related to trading and custodying bitcoin, the operation of the Bitcoin network, or the digital asset markets generally. **The Index price used to calculate the value of the Fund's bitcoin has a limited performance history and may be volatile**, adversely affecting the value of the Shares. Moreover, the Index Administrator could experience system failures or errors. Errors in the Index data, computations and/or construction may occur from time to time and may not be identified and/or corrected for a period of time or at all, which may have an adverse impact on the Fund and the Shareholders. A temporary or permanent "fork" could adversely affect the value of the Shares. Shareholders should not expect to receive the benefits of any forks or "airdrops." **The Fund is a passive investment vehicle and is not actively managed**, meaning it does not manage its portfolio to sell bitcoin at times when its price is high, or acquire bitcoin at low prices in the expectation of future price increases. Also, the Fund does not use any hedging techniques to attempt to reduce the risks of losses resulting from bitcoin price decreases. The Fund is not a leveraged product and does not utilize leverage, derivatives or similar instruments or transactions. The Fund's Shares are not interests or obligations of the Fund's Sponsor or its affiliates, and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency. **The amount of bitcoin represented by each Share will decrease over the life of the Fund** due to the sales of bitcoin necessary to pay the Sponsor's Fee and other Fund expenses. Without increases in the price of bitcoin sufficient to compensate for that decrease, the price of the Shares will also decline and you will lose money on your investment in Shares. **Security threats to the Fund's account at the Bitcoin Custodian or Prime Broker could result in the halting of Fund operations and a loss of Fund assets or damage to the reputation of the Fund, each of which could result in a reduction in the value of the Shares.**

If the process of creation and redemption of Creation Units encounters any unanticipated difficulties, the possibility for arbitrage transactions by Authorized Participants intended to keep the price of the Shares closely linked to the price of bitcoin may not exist and, as a result, the price of the Shares may fall or otherwise diverge from NAV.

Important Information

The Fund has filed a registration statement (including a prospectus) with the Securities and Exchange Commission ("SEC") for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Fund has filed with the SEC, when available, for more complete information about the Fund and this offering. You may obtain these documents for free by visiting EDGAR on the SEC website at sec.gov or by visiting franklintempleton.com. **ETFs trade like stocks, fluctuate in market value and may trade at prices above or below their net asset value.** Brokerage commissions and ETF expenses will reduce returns. ETF shares may be bought or sold throughout the day at their market price (MP), not their Net Asset Value (NAV), on a recognized national securities exchange. Shares of ETFs are tradable on secondary markets and may trade either at a premium or a discount to their NAV. The Fund issues and redeems Creation Units on a continuous basis. Creation Units are only issued or redeemed in exchange for an amount of cash determined based on the price of buying/selling the number of bitcoins published in the daily basket. No Shares are issued unless the Fund's prime broker has allocated to the Fund's account the corresponding amount of bitcoin. Creation Units may be created or redeemed only by Authorized Participants, who pay a transaction fee for each order to create or redeem Creation Units. The Shares will be sold to the public at prices that will reflect the price of bitcoin and the trading price of the Shares on the Cboe BZX exchange at the time of the offer.

Canada: This content is intended only for Canadian institutional investors that qualify as "permitted clients" as defined in National Instrument 31-103 - Registration Requirements, Exemptions and Ongoing Registrant Obligations. You should consult your legal counsel prior to investing in a U.S. fund.

The CME CF Bitcoin Reference Rate is a once-a-day benchmark index price that aggregates Bitcoin trade data from multiple USD markets operated by major cryptocurrency exchanges. The domicile, regulation and legal compliance of the bitcoin trading platforms included in the CF Benchmarks Index varies. Further information regarding each bitcoin exchange may be found, where available, on the websites for such bitcoin exchanges and public registers for compliance with local regulations, among other places. Source: CF Benchmarks Ltd. Important data provider notices and terms available at www.franklintempletondatasources.com. Indexes are unmanaged, and one cannot invest directly in an index. They do not reflect any fees, expenses or sales charges. Information is historical and may not reflect current or future portfolio characteristics. All portfolio holdings are subject to change. Important data provider notices and terms available at www.franklintempletondatasources.com.

© 2024 Franklin Templeton. Franklin Distributors, LLC. Member FINRA/SIPC.
© 2024 Franklin Templeton. All rights reserved.

Before investing, carefully consider a Fund's investment objectives, risks, charges and expenses. You can find this and other information in the prospectus, which is available for free, at www.franklintempleton.com. Please read it carefully.

EZBC-FF 0324